Back to Schedule TO
Exhibit (a)(1)(I)

TO:	Employees Who Chose Not to Participate in the WellCare Stock Option Exchange Program
FROM:	Michael Haber, Associate General Counsel
RE:	Confirmation of Non-Participation in the WellCare Stock Option Exchange Program
DATE:	[Month, Day], 2009

    You did not participate in the WellCare Stock Option Exchange Program.  Therefore, your existing stock option grants will not change.  If you have any questions please call BNY Mellon Shareowner Services at 1-866-271-9604.